Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-202524
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Product Supplement EQUITY INDICES SUN-1 dated
April 23, 2015)

1,436,852 Units	Pricing Date	November 21, 2017
$10 principal amount per unit	Settlement Date	November 29, 2017
CUSIP No. 40435H269	Maturity Date	December 2, 2019



Market-Linked Step Up Notes Linked to a Basket of Asian Indices

- Maturity of approximately two years

- If the Basket is flat or increases up to the Step Up Value, a return of 24.50%

- If the Basket increases above the Step Up Value, a return equal to the percentage increase in the Basket

- The Basket is comprised of the Hang Seng China Enterprises Index, the KOSPI 200 Index, and the Taiwan Stock Exchange Capitalization Weighted Index. Each of the Hang Seng China Enterprises Index and the KOSPI 200 Index was given an initial weight of 33.33%, and the Taiwan Stock Exchange Capitalization Weighted Index was given an initial weight of 33.34%

- 1-to-1 downside exposure to decreases in the Basket, with up to 100% of the principal amount at risk

- All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

- No interest payments

- In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See "Supplement to the Plan of Distribution—Role of MLPF&S"

- No listing on any securities exchange



The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" and "Additional Risk Factors" beginning on page TS-6 of this term sheet and "Risk Factors" beginning on page PS-7 of product supplement EQUITY INDICES SUN-1.

The estimated initial value of the notes on the pricing date is $9.60 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

———————————————

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

———————————————

	Per Unit	Total
Public offering price[(1)]...	$ 10.00	$14,368,520.00
Underwriting discount[(1)]...	$ 0.20	$ 287,370.40
Proceeds, before expenses, to HSBC.....................	$ 9.80	$14,081,149.60

(1) See "Supplement to the Plan of Distribution" below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
November 21, 2017

Market-Linked Step Up Notes
Linked to a Basket of Asian Indices, due December 2, 2019
Enhanced Return

Summary

The Market-Linked Step Up Notes Linked to a Basket of Asian Indices, due December 2, 2019 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide you with a Step Up Payment if the Ending Value (as determined below) of the Market Measure, which is the Basket of Asian Indices described below (the "Basket"), is equal to or greater than the Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the value of the Basket above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See "Terms of the Notes" below.

The Basket is comprised of the Hang Seng China Enterprises Index, the KOSPI 200 Index, and the Taiwan Stock Exchange Capitalization Weighted Index (each, a "Basket Component"). On the pricing date, each of the Hang Seng China Enterprises Index and the KOSPI 200 Index was given an initial weight of 33.33%, and the Taiwan Stock Exchange Capitalization Weighted Index was given an initial weight of 33.34%.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, reduced the economic terms of the notes (including the Step Up Payment).

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Market Measure:	An approximately equally weighted basket of Asian indices comprised of the Hang Seng China Enterprises Index (Bloomberg symbol: "HSCEI"), the KOSPI 200 Index (Bloomberg symbol: "KOSPI2") and the Taiwan Stock Exchange Capitalization Weighted Index (Bloomberg symbol: "TWSE"). Each Basket Component is a price return index.
Starting Value:	100.00
Ending Value:	The value of the Market Measure on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-25 of product supplement EQUITY INDICES SUN-1.
Step Up Value:	124.50 (124.50% of the Starting Value).
Step Up Payment:	$2.45 per unit, which represents a return of 24.50% over the principal amount.
Threshold Value:	100.00 (100% of the Starting Value).
Calculation Day:	November 22, 2019
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-19.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:


Is the Ending Value equal to or greater than the Starting Value?
Yes
Is the Ending Value greater than the Step Up Value?
Yes
You will receive per unit:
$10 + [$10 × ((Ending Value − Starting Value) / Starting Value)]
No
No
You will receive per unit: $10 + Step Up Payment
You will receive per unit:
$10 − [$10 × ((Threshold Value − Ending Value) / Starting Value)]

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

- Product supplement EQUITY INDICES SUN-1 dated April 23, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415024586/v408139_424b2.htm

- Prospectus supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- Prospectus dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Basket will increase from the Starting Value to the Ending Value.

- You accept that your investment will result in a loss, which could be significant, if the Basket decreases from the Starting Value to the Ending Value.

- You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

- You are willing to forgo dividends or other benefits of owning the stocks included in the Basket Components.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You believe that the Basket will decrease from the Starting Value to the Ending Value.

- You seek principal repayment or preservation of capital.

- You seek interest payments or other current income on your investment.

- You want to receive dividends or other distributions paid on the stocks included in the Basket Components.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile



Market-Linked Step Up Notes

This graph reflects the returns on the notes based on the Threshold Value of 100% of the Starting Value, the Step Up Payment of $2.45 per unit and the Step Up Value of 124.50% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Basket Components, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** returns on the notes. **The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and term of your investment.**

The following table is based on the Starting Value of 100, the Threshold Value of 100, the Step Up Value of 124.50 and the Step Up Payment of $2.45 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
95.00	-5.00%	$9.50	-5.00%
100.00[1]	0.00%	$12.45[2]	24.50%
105.00	5.00%	$12.45	24.50%
110.00	10.00%	$12.45	24.50%
120.00	20.00%	$12.45	24.50%
124.50[3]	24.50%	$12.45	24.50%
130.00	30.00%	$13.00	30.00%
140.00	40.00%	$14.00	40.00%
143.00	43.00%	$14.30	43.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%

(1)   The Starting Value and Threshold Value were set to 100.00 on the pricing date.

(2)   This amount represents the sum of the principal amount and the Step Up Payment of $2.45.

(3)   This is the Step Up Value.

For recent **hypothetical** levels of the Basket, see "The Basket" section below. For recent actual levels of the Basket Components, see "The Basket Components" section below. Each Basket Component is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in any of the Basket Components, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 90.00, or 90.00% of the Starting Value:

Starting Value: 100.00

Threshold Value: 100.00

Ending Value: 90.00

$$\$10 - \left[\$10 \times \left(\frac{100-90}{100} \right) \right] = \$9.00 \quad \text{Redemption Amount per unit}$$

Example 2

The Ending Value is 110.00, or 110.00% of the Starting Value:

Starting Value: 100.00

Step Up Value: 124.50

Ending Value: 110.00

$$\$10.00 + \$2.45 = \$12.45 \quad$$ Redemption Amount per unit, *the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.*

Example 3

The Ending Value is 143.00, or 143.00% of the Starting Value:

Starting Value: 100.00

Step Up Value: 124.50

Ending Value: 143.00

$$\$10 + \left[\$10 \times \left(\frac{143-100}{100} \right) \right] = \$14.30 \quad \text{Redemption Amount per unit}$$

Enhanced Return

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the stocks included in the Basket Components. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "—Risks Relating to All Note Issuances."

- Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

- Your investment return may be less than a comparable investment directly in the stocks included in the Basket Components.

- The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-19 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

- Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Basket Components) and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.

- The index sponsors may adjust each Basket Component in a way that affects its level, and the index sponsors have no obligation to consider your interests.

- You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

- While we, MLPF&S or our respective affiliates may from time to time own securities of the companies included in the Basket Components, we, MLPF&S and our respective affiliates do not control any company included in any Basket Component, and have not verified any disclosure made by any other company.

- Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which securities in the Basket Components trade against the U.S. dollar, which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

- There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is MLPF&S. We have the right to appoint and remove the calculation agents.

- The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-32 of product supplement EQUITY INDICES SUN-1.

Additional Risk Factors

The stocks included in the KOSPI 200 Index and the Taiwan Stock Exchange Capitalization Weighted Index are concentrated in a limited number of companies.

In addition, as of October 31, 2017, 10 companies constituted approximately 51.81%% of the KOSPI 200 Index, and 10 companies constituted approximately 42.97% of the Taiwan Stock Exchange Capitalization Weighted Index. In addition, as of October 31, 2017, Samsung Electronics Co., Ltd. constituted 29.16% of the KOSPI 200 Index, and Taiwan Semiconductor Manufacturing Company, Limited constituted 19.78% of the Taiwan Stock Exchange Capitalization Weighted Index. The Hang Seng China Enterprises Index's index methodology permits one or more companies to have a weighting of up to 10% in the Hang Seng China Enterprises Index. Accordingly, any negative developments with respect to a relatively small number of companies may have a significant and adverse effect on the level of these indices, and consequently on the value of the notes.

Other Terms of the Notes

Market Measure Business Day

The following definition shall supersede and replace the definition of "Market Measure Business Day" set forth in product supplement EQUITY INDICES SUN-1.

A "Market Measure Business Day" means a day on which:

(A) each of the Stock Exchange of Hong Kong (as to the Hang Seng China Enterprises Index), the KOSPI Market (as to the KOSPI 200 Index), and the Taiwan Stock Exchange (as to the Taiwan Stock Exchange Capitalization Weighted Index) (or any successor to the foregoing exchanges) are open for trading; and

(B) the Basket Components or any successors thereto are calculated and published.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section "The Basket Components" below. Each Basket Component was assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled "Description of the Notes—Basket Market Measures" beginning on page PS-23 of product supplement EQUITY INDICES SUN-1.

On the pricing date, for each Basket Component, the Initial Component Weight, the closing level, the Component Ratio and the initial contribution to the Basket value were as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Level[1]	Component Ratio[2]	Initial Basket Value Contribution
Hang Seng China Enterprises Index	HSCEI	33.33%	11,874.37	0.00280689	33.33
KOSPI 200 Index	KOSPI2	33.33%	333.51	0.09993703	33.33
Taiwan Stock Exchange Capitalization Weighted Index	TWSE	33.34%	10,779.24	0.00309298	33.34
				Starting Value	100.00

(1) These were the closing levels of the Basket Components on the pricing date.

(2) Each Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on the pricing date and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component on the calculation day and the Component Ratio applicable to such Basket Component. If a Market Disruption Event occurs as to any Basket Component on the scheduled calculation day, the closing level of that Basket Component will be determined as more fully described in the section entitled "Description of the Notes—Basket Market Measures—Observation Level or Ending Value of the Basket" on page PS-25 of product supplement EQUITY INDICES SUN-1.

Market-Linked Step Up Notes

Linked to a Basket of Asian Indices, due December 2, 2019



While actual historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 1, 2008 through November 21, 2017. The graph is based upon actual daily historical levels of the Basket Components, hypothetical Component Ratios based on the closing levels of the Basket Components as of December 31, 2007, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.



Hypothetical Historical Performance of the Basket

The Basket Components

All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by the index sponsors. The index sponsors, which license the copyright and all other rights to the Basket Component, have no obligation to continue to publish, and may discontinue or suspend the publication of any Basket Component at any time. The consequences of an index sponsor discontinuing publication of a Basket Component are discussed in the section entitled "Description of the Notes—Discontinuance of an Index" beginning on page PS-22 of product supplement EQUITY INDICES SUN-1. None of us, the calculation agents, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of any Basket Component or any successor index.

The Hang Seng China Enterprises Index

The Hang Seng China Enterprises Index ("HSCEI") is a free float adjusted market capitalization weighted index consisting of H-share companies, and is intended to track the performance of mainland China enterprises with H-share listings in Hong Kong. H-shares are securities of companies incorporated in mainland China and trading on the Stock Exchange of Hong Kong (the "SEHK"). The HSCEI is calculated, maintained and published by Hang Seng Indexes Company Limited ("HSIL"), a wholly owned subsidiary of Hang Seng Bank, in concert with the HSI Advisory Committee. The HSCEI was launched on August 8, 1994. The HSCEI was rebased with a value of 2000 as of January 3, 2000. The level of the HSCEI is reported by Bloomberg under the ticker symbol "HSCEI."

Index Composition

Only H-share companies with a primary listing on the main board of the SEHK and that have been listed for at least one month prior to the review cut-off date are eligible for inclusion in the HSCEI. Stocks that are secondary listings, preference shares, debt securities, mutual funds and other derivatives are not eligible as constituents of the HSCEI. Additionally, all eligible stocks must have had a turnover velocity of at least 0.1% for 10 of the last 12 months. Turnover velocity is calculated by dividing the median daily traded shares for a given month by the free float-adjusted shares outstanding at the end of that month. If an existing constituent fails to meet this turnover requirement, it will have to meet the alternative requirement of having its monthly aggregate turnover be among the top 90th percentile of the total market. The total market includes securities primarily listed on the main board of the SEHK, excluding securities that are secondary listings, foreign companies, preference shares, debt securities, mutual funds and other derivatives. Existing constituents failing to meet the alternative requirement will be removed from the HSCEI. Finally, eligible stocks which are not current constituents of the HSCEI at the time of the review must also have a turnover velocity of at least 0.1% for each of the three months prior to review in order to be eligible. Review of the composition of the HSCEI is conducted quarterly.

Eligible H-share stocks are then ranked according to their combined market value score, which is calculated by assigning a 50% weight to a company's average full market value for the last 12 months (or a shorter period for stocks with a listing history of less than 12 months) and a 50% weight to a company's average free float-adjusted market value for that period. The 40 eligible H-share stocks with the highest combined market value rank will be selected as constituents of the HSCEI, subject to the buffer zone rules.

Buffer zone rules. Existing constituents ranked 49th or lower will be removed from the HSCEI, while non-constituent stocks ranked 32nd or above will be included. If the number of incoming stocks is greater than the number of outgoing constituents, constituents with the lowest combined market value rank will be removed from the HSCEI in order to maintain the number of constituents at 40. If the number of incoming stocks is smaller than the number of outgoing constituents, stocks with the highest combined market value rank will be added to the HSCEI in order to maintain the number of constituents at 40.

Reserve list. The five non-constituent stocks with the highest combined market value rank will fall into a reserve list. The purpose of the reserve list is to facilitate the replacement of any outgoing constituent between regular reviews in cases where a constituent may be removed due to trading suspension or delisting.

Calculation of the Index

The HSCEI is calculated using a free float adjusted market value weighted methodology with a 10% cap on individual stock weightings.

The formula for the HSCEI is shown below:

$$\text{current index} = \frac{\text{current aggregate free float adjusted market capitalization of constituents}}{\text{yesterday's aggregate free float adjusted market capitalization of constituents}} \times \text{yesterday's closing index}$$

$$= \frac{\Sigma(P_t \times IS \times FAF \times CF)}{\Sigma(P_{t-1} \times IS \times FAF \times CF)} \times \text{yesterday's closing index}$$


Where:

P_t	: current price at day t;
P_{t-1}	: closing price at day t-1;
IS	: number of issued shares;
FAF	: free float adjusted factor, which is between 0 and 1; and
CF	: capping factor, which is between 0 and 1.

The following graph shows the daily historical performance of the HSCEI in the period from January 1, 2008 through November 21, 2017. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the HSCEI was 11,874.37.

Historical Performance of the HSCEI



This historical data on the HSCEI is not necessarily indicative of the future performance of the HSCEI or what the value of the notes may be. Any historical upward or downward trend in the level of the HSCEI during any period set forth above is not an indication that the level of the HSCEI is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the HSCEI.

License Agreement

We have entered into a non-exclusive license agreement with HSIL and Hang Seng Data Services Limited whereby we, in exchange for a fee, are permitted to use the HSI and the HSCE Index (the "Hang Seng Indices") in connection with certain securities, including the notes. We are not affiliated with HSI or Hang Seng Data Services Limited; the only relationship between HSI and Hang Seng Data Services Limited, on the one hand, and us, on the other hand, is any licensing of the use of their indices and trademarks relating to them.

The license agreement provides that the following information must be set forth herein:

THE HSCEI IS PUBLISHED AND COMPILED BY HSI SERVICES LIMITED PURSUANT TO A LICENSE FROM HANG SENG DATA SERVICES LIMITED. THE MARK AND NAME OF THE HSCEI ARE PROPRIETARY TO HANG SENG DATA SERVICES LIMITED. HSI SERVICES LIMITED AND HANG SENG DATA SERVICES LIMITED HAVE AGREED TO THE USE OF, AND REFERENCE TO, THE HSCEI BY HSBC IN CONNECTION WITH THE NOTES, BUT NEITHER HSI SERVICES LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE NOTES, OR ANY OTHER PERSON, (i) THE ACCURACY OR COMPLETENESS OF THE HSCEI AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (ii) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF THE HSCEI OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (iii) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF THE HSCEI OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE HSCEI IS GIVEN OR MAY BE IMPLIED. THE PROCESS AND BASIS OF COMPUTATION AND COMPILATION OF THE HSCEI AND ANY OF THE RELATED FORMULA OR FORMULAE, CONSTITUENT STOCKS AND FACTORS MAY AT ANY TIME BE CHANGED OR ALTERED BY HSI SERVICES LIMITED WITHOUT NOTICE.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HSI SERVICES LIMITED OR HANG SENG DATA SERVICES LIMITED (i) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE HSCEI BY HSBC IN CONNECTION WITH THE NOTES; OR (ii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HSI SERVICES LIMITED IN THE COMPUTATION OF THE HSCEI; OR (iii) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE HSCEI WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (iv) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE NOTES, OR ANY OTHER PERSON DEALING WITH THE NOTES AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HSI SERVICES LIMITED AND/OR HANG SENG DATA SERVICES LIMITED IN CONNECTION WITH THE NOTES IN ANY MANNER WHATSOEVER BY ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE NOTES. ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE NOTES DOES SO THEREFORE IN FULL KNOWLEDGE OF THIS DISCLAIMER AND CAN PLACE NO RELIANCE WHATSOEVER ON HSI SERVICES LIMITED AND HANG SENG DATA SERVICES LIMITED. FOR THE AVOIDANCE OF DOUBT, THIS DISCLAIMER DOES NOT CREATE ANY CONTRACTUAL OR QUASI-CONTRACTUAL RELATIONSHIP BETWEEN ANY BROKER, HOLDER OR OTHER PERSON AND HSI SERVICES LIMITED AND/OR HANG SENG DATA SERVICES LIMITED AND MUST NOT BE CONSTRUED TO HAVE CREATED SUCH RELATIONSHIP.

The KOSPI 200 Index

The KOSPI 200 Index ("KOSPI2") is a capitalization-weighted index of 200 Korean blue-chip stocks listed on the KOSPI (Korea Composite Stock Price Index) Market and covers approximately 90% of the KOSPI market. The KOSPI2 is calculated, maintained and published by the Korea Exchange ("KRX"). The constituent stocks are selected on the basis of their market value, liquidity and representativeness of the respective market and industry groups. The KOSPI2 was developed with a base value of 100 as of January 3, 1990. The KOSPI2 is reported by Bloomberg under the ticker symbol "KOSPI2."

Selection Criteria

All domestic common stocks listed on the KOPSI Market as of the periodic realignment date will be included in the selection process, except for the equity securities which fall into one of the following categories:

- new issues listed less than 1 year, subject to certain exceptions;

- stocks issued by real estate investment companies, ship investment companies and investment & financing companies;

- stocks designated as administrative issues or issues scheduled to be delisted as of the regular realignment date; and

- issues with a free float rate under 10%.

Issues eligible for inclusion in the KOSPI2 are classified into nine sectors: (i) energy, (ii) materials, (iii) industrials, (iv) customer discretionary, (v) customer staples, (vi) health care, (vii) financials and real estate, (viii) information technology and telecommunication services, and (ix) utilities.

The selection process is devised to maximize the market cap coverage of KOSPI2 to the KOSPI Market. The minimum target market cap coverage is about 80% of the KOSPI Market.

New constituents are selected in a 3-step process:

1. *Size screen*. Issues in each sector are sorted by one-year averaged market capitalization and shortlisted as sector constituents until the cumulative sum of their market capitalization exceeds 80% of the sector's total market capitalization.

2. *Liquidity screen*. Shortlisted issues must meet the liquidity requirement in order to be selected for inclusion in the KOSPI1: if the one-year average trading value of an issue is less than the lower 15th percentile of the one-year average trading value of all issues in the sector, then the issue is removed from the shortlist and replaced with the an issue meeting the liquidity condition with the next highest market capitalization in the sector.

3. *Buffer rules*. In order to manage the turnover ratio of the KOSPI2 constituents, buffer rules are applied to the selection process of each sector in the following order:

- An issue that is an existing constituent remains a constituent if the issue satisfies the liquidity requirement and its market capitalization rank is less than or equal to 110% of the number of the existing constituents in the sector;

- An issue that is not an existing constituent is designated as a new constituent if the issues is a member of the shortlist and its market capitalization rank is less than or equal to 90% of the number of the existing constituents in the sector; and

- If the number of the selected issues is more or less than 200 after applying of the two buffer rules stated above, KRX adds or excludes issues up to 200 using the following method:

    o Less than 200 issues: issues are added in descending order of market capitalization among unselected issues on the shortlist that meet the liquidity requirement irrespective of sector classification.

    o More than 200 issues: issues are excluded in ascending order of market capitalization among selected issues unless the number of constituents of each sector is less than 90% of current constituents of each sector.

Special rule. If an issue with a rank of the last 15 trading days' market capitalization as of the base date higher than or equal to 50th in the whole KOSPI Market is not selected, the issue will be chosen as a new constituent and the lowest market capitalization constituent will be disqualified.

Reserved issues. KRX selects 10 issues from each sector in order of market capitalization among the unselected issues as reserve issues to be added if any constituent happens to be removed due to corporate events.

Index Calculation

The KOSPI2 is calculated using a free float adjusted market capitalization weighted methodology. The KOSPI2 is computed by multiplying (i) the market capitalization as of the calculation time divided by the market capitalization as of the base date, by (ii) 100. Market capitalization is obtained by multiplying the number of listed common shares of the constituents by the price of the applicable common share.

Index Maintenance

Annual index rebalancing. KRX reviews the KOSPI2 annually in May. An index committee, consisting of independent professionals in the financial industry and academia, reviews the KOSPI2 constituents. The constituent list is announced in early June and the effective date of the rebalancing is the trading day following the last trading day of June contracts in the KOSPI2 index futures and index options.

Ongoing event-related changes. A constituent is deleted from the KOSPI2 when it is delisted from the market, designated as an administrative issue, or merged with another issues. Otherwise KRX can remove constituents from the KOSPI2 if the issue does not meet the eligibility requirements. At the same time, a reserved issue in the corresponding sector is added to the KOSPI2. Additionally, special entry rules apply to spin-offs and new listings.

The following graph shows the daily historical performance of the KOSPI2 in the period from January 1, 2008 through November 21, 2017. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the KOSPI2 was 333.51.

Historical Performance of the KOSPI2



This historical data on the KOSPI2 is not necessarily indicative of the future performance of the KOSPI2 or what the value of the notes may be. Any historical upward or downward trend in the level of the KOSPI2 during any period set forth above is not an indication that the level of the KOSPI2 is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the KOSPI2.

License Agreement

The KOSPI2 is a product of S&P Dow Jones Indices LLC, a division of S&P Global, or its affiliates ("SPDJI") and KRX, and has been licensed for use by HSBC. Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC, a division of S&P Global ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); KRX, KOSPI and KOSDAQ are trademarks of KRX and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by HSBC. It is not possible to invest directly in an index. The notes are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices") or KRX. Neither S&P Dow Jones Indices nor KRX make any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the KOSPI2 to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices and KRX's only relationship to HSBC with respect to the KOSPI2 is the licensing of the index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The KOSPI2 is determined, composed and calculated by S&P Dow Jones Indices or KRX without regard to HSBC or the notes. S&P Dow Jones Indices and KRX have no obligation to take the needs of HSBC or the owners of the notes into consideration in determining, composing or calculating the KOSPI2. Neither S&P Dow Jones Indices nor KRX are responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices and KRX have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the KOSPI2 will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment or tax advisor. A tax advisor should be consulted to evaluate the impact of any tax-exempt securities on portfolios and the tax consequences of making any particular investment decision. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

NEITHER S&P DOW JONES INDICES NOR KRX GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE KOSPI2 OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES AND KRX SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES AND KRX MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE KOSPI2 OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES OR KRX BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

The Taiwan Stock Exchange Capitalization Weighted Index

The Taiwan Stock Exchange Capitalization Weighted Index, also known as TAIEX, is a capitalization-weighted index compiled by Taiwan Stock Exchange Corporation (the "TWSEC"). The TAIEX covers all of the listed stocks excluding preferred stocks, full-delivery stocks and newly listed stocks, which are listed for less than one calendar month on the Taiwan Stock Exchange. The number of constituents included in the TAIEX is not fixed. The base year value as of 1966 was set at 100. The level of the TAIEX is reported by Bloomberg under the ticker symbol "TWSE."

Computation of the Index

The constituents of the TAIEX are taken from all common stocks listed for trading on the Taiwan Stock Exchange, as set forth below:

(1) Stocks of newly listed companies are included in the sample from the first trading day of the next month following one full calendar month from listing; provided that, stocks of listed companies converted into financial holding companies or investment holding companies, and listed companies transferred from the over-the-counter market are included in the sample from the day of listing.

(2) Stocks suspended from trading are included in the sample from the first trading day of the next month following one full calendar month from reinstatement of normal trading; provided that, stocks suspended from trading because of issuance of replacement shares due to capital reduction resulted from a corporate split are included in the sample from the day of resuming trading of the new shares.

(3) Full delivery stocks are excluded from the sample, and will be included again on the day regular trading status is restored.

The TAIEX is calculated by the following formula:

Index = Aggregate market value / Base value of the current day × 100

The aggregate market value is the summation of the market values obtained by multiplying the traded price of each constituent stock by the number of issued shares of the current day. If there is no traded price on the current day, the opening auction reference price of the current day may be used for calculation. However, stock of newly listed companies included in calculation of TAIEX may be accounted for on the basis of the number of listed shares of the current date.

The base value at the time of commencement of calculation of the TAIEX base period is the current aggregate market value at that time.

Index Adjustments

Upon occurrence of any of the below-listed events, the base value of the TAIEX will be adjusted to maintain the continuity of the TAIEX:

(1) Addition or deletion of a constituent stock - effective date;

(2) Subscription of common shares for cash capital increase - ex-right date;

(3) Distribution of common shares or certificates of entitlement to new shares to employees as compensation - listing date;

(4) Distribution of common shares as stock dividends on preferred stock - ex-right date;

(5) Holding by a listed company of treasury stock for which capital cancellation has not been carried out - ex-right date;

(6) Share cancellation in accordance with the law - ex-right date or the third trading day of the next month following public announcement on capital decrease, whichever comes first;

(7) Failed offering for cash capital increase - at reversion to the original number of issued shares on the third trading day of the next month following receipt of notification;

(8) Listing of certificates of entitlement to new shares or issuance of new shares following company merger or consolidation - listing date;

(9) Listing of common shares issued in replacement of certificates of entitlement to convertible bonds - listing date;

(10) Common shares converted directly from convertible bonds issued through exercise of securities with subscription right - ex-right date or the third trading day of the next month following the public announcement of capitalization amendment registration;

(11) Cash capital increase shares or certificates of payment for which shareholders have waived subscription rights and public underwriting has been adopted - listing date;

(12) New shares issued for global depositary receipts - listing date;

(13) Common shares converted from convertible preferred shares - listing date; and

(14) Other non-trading factors affecting aggregate market value.

The formula for adjustment of the base value is as follows:

Base value of the current day = base value of the previous day × (adjusted aggregate market value after the close of the previous day / the closing aggregate market value of the previous day)

Adjusted aggregate market value after the close of the previous day = closing aggregate market value of the previous day + the sum of all adjustments in market value.

Adjustments in market value are calculated as follows:

Item (1) above: Adjusted market value = closing price of the previous day × number of shares issued

Item (2) above: Adjusted market value = cash capital increase subscription price × number of cash capital increase shares

Item (3) above: Adjusted market value = (closing price of the common shares before the listing date of distribution of common shares or certificates of entitlement to new shares to employees as compensation) × number of shares resulting from compensation to employees

Item (4) above: Adjusted market value = ex-right reference price of the common shares × total number of common shares issued as stock dividends on preferred shares

- Ex-right reference price of the common shares = (closing price before the ex-right date + cash capital increase subscription price × cash capital increase share distribution rate) / (1 + shareholder stock dividend rate + cash capital increase share distribution rate)

- Shareholder stock dividend rate = number of capital increase shares distributed as dividends to shareholders / number of issued shares before the ex-right date

- Cash capital increase share distribution rate = number of shares issued for the cash capital increase / number of shares issued before the ex-right date

Item (5) above: Adjusted market value = aggregate market value after the ex-right date - aggregate market value before the ex-right date

- Market value before the ex-right date = (closing price before the ex-right date - cash dividends per share) × number of shares issued before the ex-right date

- Market value after the ex-right date = (closing price before the ex-right date - cash dividends per share) / (1 + shareholder stock dividend rate) × number of shares issued after the ex-right date

Items (6), (7), (8), (9), (10), (11), (12), (13) and (14) above: Adjusted market value = closing price of the previous day × change in the number of shares

- If the closing price is not available, the opening auction reference price of the current day may be used for the calculation of the various adjusted market values after the close of the previous day.


The following graph shows the daily historical performance of the TAIEX in the period from January 1, 2008 through November 21, 2017. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the TAIEX was 10,779.24.

Historical Performance of the TAIEX



This historical data on the TAIEX is not necessarily indicative of the future performance of the TAIEX or what the value of the notes may be. Any historical upward or downward trend in the level of the TAIEX during any period set forth above is not an indication that the level of the TAIEX is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the TAIEX.

License Agreement

The notes are not in any way sponsored, endorsed, sold or promoted by the TWSEC and the TWSEC does not make any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the TAIEX and/or the figure at which TAIEX stands at any particular time on any particular day or otherwise. TAIEX is compiled and calculated by the TWSEC. However, the TWSEC shall not be liable (whether in negligence or otherwise) to any person for any error in TAIEX and the TWSEC shall not be under any obligation to advise any person of any error therein.

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S's discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to the Notes" beginning on page PS-7 and "Use of Proceeds" on page PS-17 of product supplement EQUITY INDICES SUN-1.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Basket.

- Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

- Under current Internal Revenue Service guidance, withholding on "dividend equivalent" payments (as discussed in the product supplement and prospectus supplement), if any, will not apply to notes that are issued as of the date of this term sheet unless such notes are "delta-one" instruments. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the prospectus supplement) on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-32 of product supplement EQUITY INDICES SUN-1.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the issuer, when this term sheet has been attached to, and duly notated on, the master note that represents the notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the notes offered by this term sheet will be valid, binding and enforceable obligations of the issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the issuer's registration statement on Form S-3 dated March 5, 2015.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification



MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.